Exhibit 99.1
STATS ChipPAC Announces Debt Financing and
Tender Offer and Consent Solicitation for its Senior Notes
Singapore — 6/20/2008, United States — 6/19/2008 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced that it intends to pursue a debt financing plan in furtherance of its proposed capital reduction exercise that was previously announced. The debt financing is expected to consist of a private placement of senior notes (the “New Notes”) and senior secured credit facilities (the “New Credit Facilities”) comprising a term loan and a revolving credit facility. As part of the debt financing plan, the Company has commenced a cash tender offer and consent solicitation in respect of its $150 million of 7.5% Senior Notes due 2010 and its $215 million of 6.75% Senior Notes due 2011 (collectively, the “Existing Notes”). The Company intends to use the net proceeds from the private placement, together with borrowings under the term loan, to (1) fund its proposed cash distribution to shareholders (if the capital reduction is effected), (2) fund the tender offer and consent solicitation and repay certain of its other indebtedness, (3) pay the costs associated with the foregoing, and (4) for general corporate purposes.
Private Placement of New Notes
The Company intends to offer, subject to market conditions and other factors, the New Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act. The New Notes are expected to consist of two tranches and pay interest semi-annually. The New Notes are expected to constitute senior, unsecured obligations of the Company and to be guaranteed by certain wholly-owned subsidiaries. The Company has applied for and expects to receive approval in-principle from the Singapore Exchange Securities Trading Limited (the “SGX-ST”) for the listing and quotation of the New Notes.
The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed in this release. Admission of the New Notes to the Official List of the SGX-ST is not to be taken as an indication of the merits of the Company or the New Notes.
New Credit Facilities
Concurrently with the private placement of the New Notes, the Company intends to enter into the New Credit Facilities for $450 million comprising (1) a three-year amortizing term loan (the “Term Loan”) and (2) a three-year revolving capital expenditure credit facility (the “Capex Facility”). The Term Loan is expected to be for $300 million and the Capex Facility is expected to be for $150 million. The New Credit Facilities are expected to be guaranteed by all of the Company’s wholly-owned subsidiaries (except its China subsidiaries and STATS ChipPAC Korea Ltd.) and secured by substantially all of the assets of the Company and its subsidiary guarantors, except as prohibited by applicable law or the rules of any applicable regulatory authorities. The Term Loan is expected to be drawn down concurrently with the completion of the private placement. The Capex Facility is expected to initially be unutilized.

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com

Tender Offer and Consent Solicitation in respect of the Existing Notes
In addition, concurrently with the private placement, the Company has commenced a cash tender offer for any and all of its Existing Notes. In conjunction with the tender offer, the Company is also soliciting consents of holders of the Existing Notes to adopt proposed amendments to the respective indentures governing the Existing Notes that would eliminate or modify substantially all of the restrictive covenants, certain reporting obligations, certain events of default and certain other provisions under the respective indentures.
The tender offer will expire at 5:00 p.m., New York City time, on Tuesday, July 22, 2008, unless extended or earlier terminated (the “Expiration Date”). Holders who validly tender their Existing Notes at or prior to 5:00 p.m., New York City time, on Wednesday, July 2, 2008, unless extended or earlier terminated (the “Consent Deadline”), will receive the Total Consideration (as defined below) and will be deemed to have delivered their consents pursuant to the consent solicitation. Holders who validly tender their Existing Notes after the Consent Deadline but on or prior to the Expiration Date will receive only the Tender Consideration (as defined below).
The following table provides information with respect to the Notes and summarizes terms material to the determination of the applicable Total Consideration and the applicable Tender Consideration, each as defined below:

				Fixed
Series				Spread
of		Earliest		(in	A.	B.	C.
Existing	Common Codes/	Redemption	Reference	basis	Total	Consent	Tender
Notes	CUSIPs/ISINs	Price	Security	points)	Consideration	Payment	Consideration
$150 million of 7.5% Senior Notes due 2010	022422669, 022422642, 022457241/ 85771TAD6, 85771TAE4, Y8162BAB1/ US85771TAD63, USY8162BAB19, US85771TAE47	$1,000 per $1,000 principal amount	3.875% U.S. Treasury Note due July 15, 2010	50	Existing Note cashflow discounted at the yield on the applicable Reference Security plus the Fixed Spread	$30 per $1,000 principal amount	Total Consideration minus Consent Payment (A-B=C)
$215 million of 6.75% Senior Notes due 2011	020574089, 020563532 021811157/ 85771TAA2 85771TAC8, Y8162BAA3/ US85771TAA25, USY8162BAA36, US85771TAC80	$1,033.75 per $1,000 principal amount	4.75% U.S. Treasury Note due November 15, 2008	50		$30 per $1,000 principal amount
The Company has the option to settle Existing Notes validly tendered at or prior to the Consent Deadline on an early settlement date. If the Company chooses to exercise this option, it will make an announcement of this early settlement date.
The tender offer and consent solicitation in respect of each series of Existing Notes is conditional upon, among others, (1) the Company obtaining adequate debt financing to fund the tender offer and consent solicitation and the proposed cash distribution on terms and

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com conditions acceptable to it and (2) the receipt of the consents from holders of a majority in aggregate principal amount of the outstanding Existing Notes to amend the respective indentures governing the Existing Notes. As described above, the Company intends to fund the tender offer and consent solicitation with a portion of the net proceeds from the private placement of the New Notes together with borrowings under the Term Loan.
The tender offer and consent solicitation in respect of one series of Existing Notes is not conditional upon the tender offer and consent solicitation in respect of the other series of Existing Notes. The terms and conditions of the tender offer and consent solicitation, including the Company’s obligation to accept and pay the applicable Total Consideration or the applicable Tender Consideration, as the case may be, for Existing Notes tendered, are set forth in the Company’s Offer to Purchase and Consent Solicitation Statement dated June 20, 2008 (the “Offer to Purchase”). The Company may amend, extend or terminate the tender offer and consent solicitation at any time.
The Company has appointed Credit Suisse and Deutsche Bank as the Dealer Managers and Lucid Issuer Services Limited as the Tender and Information Agent for the tender offer and consent solicitation. Requests for documents may be directed to the Tender and Information Agent: Yves Theis or Sunjeeve Patel, Tel: +44 20 7704 0880, Fax: +44 20 7067 9098, statschippac@lucid-is.com. Any questions or requests for assistance regarding the tender offer and consent solicitation may be directed to the Dealer Managers:

Credit Suisse Securities (Europe) Limited	Deutsche Bank AG, London Branch
Liability Management Group	Liability Management Group
Tel: + 44 20 7883 6748 (London)	Tel: + 44 20 7545 8011 (London)

Credit Suisse (Hong Kong) Limited	Deutsche Bank AG, Singapore Branch
Telephone: +852 2101 6000 (Hong Kong)	Tel: +65 6423 5342 (Singapore)

E-mail: liability.management@credit-suisse.com	E-mail: liability.management@db.com
No Offering of New Notes and No Offer to Purchase Existing Notes
This release does not constitute an offer of any securities for sale in the United States. The New Notes have not been and will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from such registration requirements.
This release also does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to, any Existing Notes. The tender offer and consent solicitation are being made solely pursuant to the Offer to Purchase and related materials. Holders of the Existing Notes should read the Offer to Purchase and related materials carefully prior to making any decision with respect to the tender offer and consent solicitation because they contain important information. Holders of the Existing Notes and investors may obtain a free copy of the Offer to Purchase from the Tender and Information Agent or either of the Dealer Managers specified above.
Italian residents or persons located in the Republic of Italy may not tender Existing Notes and any offers to sell received from such persons shall be ineffective and void. Neither this

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com release nor any other offering material relating to the tender offer and consent solicitation may be distributed or made available in the Republic of Italy.
Forward-looking Statements
Certain statements in this release, including statements regarding the proposed capital reduction and cash distribution, the terms of the debt financing, the expected approval in-principle from the SGX-ST for the listing and quotation of the New Notes, the completion of the private placement and the New Credit Facilities, and the tender offer and consent solicitation, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; our reliance on a small group of principal customers; our continued success in technological innovations; pricing pressures, including declines in average selling prices; availability of financing; prevailing market conditions; our ability to meet the applicable requirements for the termination of registration under the Securities Exchange Act of 1934, as amended; our ability to meet specific conditions imposed for the continued listing or delisting of our ordinary shares on the SGX-ST; our substantial level of indebtedness; potential impairment charges; delays in acquiring or installing new equipment; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; our ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in our product mix; intellectual property rights disputes and litigation; our capacity utilization; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; majority ownership by Temasek Holdings (Private) Limited (“Temasek”) that may result in conflicting interests with Temasek and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; labor union problems in South Korea; uncertainties of conducting business in China and other countries in Asia; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F dated March 7, 2008. We do not intend, and do not assume any obligation to update any forward-looking statements to reflect subsequent events or circumstances. References to “$” are to the lawful currency of the United States of America.
Disclaimer
This release has been issued by and is the sole responsibility of the Company. In accordance with normal practice, Credit Suisse and Deutsche Bank express no opinion on the merits of the debt financing or the tender offer, nor do they accept any responsibility for the accuracy or completeness of this release or any other document prepared in connection with the debt financing or the tender offer.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”). Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd. Company Registration No.: 199407932D Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059 www.statschippac.com